UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Six Flags Entertainment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83001A201
(CUSIP Number)

Neal Nenadovic, CFO
Pentwater Capital Management, LP
227 W. Monroe Suite 4000
Chicago, Il 60606
(312)589-6405
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 03, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

SCHEDULE 13D/A

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Pentwater Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware USA

	7	SOLE VOTING POWER 2,372,700
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,372,700
PERSON WITH:	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,372,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%

14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH:	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH:	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.82%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH:	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  83001A201

1	NAMES OF REPORTING PERSONS LMA SPC for and behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH:	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,847

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%

14	TYPE OF REPORTING PERSON (See Instructions) OO

The Schedule 13D filed on May 11, 2010 (the “Initial Schedule 13D”) on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd. (“Oceana”) an exempted company formed in the Cayman Islands, and LMA SPC for and behalf of MAP 98 Segregated Portfolio, a segregated portfolio company (“MAP”), relating to the common stock (the “Common Stock”) of Six Flags Entertainment Corporation, a Delaware corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No.4 to Schedule 13D.

PWCM Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWCM”), has assumed the position previously held by Pentwater Growth.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) and (d) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 54,124,300 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed on May 1, 2012.

(c)           The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Companies that were effected during the past 60 days.

(e)           Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Except as otherwise expressly described herein and in Schedule A, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with Bank of America, which agreements provide that the profit to the Reporting Persons shall be based upon the decrease in value of the shares of Common Stock, and the loss to the Reporting Persons shall be based upon the increase in the value of the shares of Common Stock, during the period from inception of the applicable agreement to its termination.  The agreements provide that they settle in cash.  In addition to the shares of Common Stock that they beneficially own as shown in Item 5 above, the Reporting Persons currently have short economic exposure to an aggregate of 60,000 shares of Common Stock through such agreements.

The Reporting Persons also own Term Loans of the Issuer with a face amount of $6,000,000 in a swap facility with J.P Morgan Chase.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2012

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

PWCM MASTER FUND LTD.

By:	s/ David Zirin
	Name:	David Zirin
	Title:	Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

SCHEDULE A

TRANSACTIONS IN SECURITIES OF
SIX FLAGS ENTERTAINMENT CORPORATION
WITHIN THE PAST 60 DAYS

Fund	TradeDate	Side	Quantity	Price
MA98	5/15/2012	Sell	590	47.01
MA98	5/17/2012	Buy	810	45.09
MA98	5/18/2012	Buy	459	43.90
MA98	6/5/2012	Sell	3,759	47.37
MA98	6/6/2012	Sell	10,023	48.72
MA98	6/7/2012	Sell	626	49.60
MA98	6/8/2012	Sell	251	49.51
MA98	6/11/2012	Sell	1,278	49.96
MA98	6/12/2012	Sell	8,670	50.10
MA98	6/13/2012	Sell	2,506	50.09
MA98	6/14/2012	Sell	4,385	50.44
MA98	6/15/2012	Sell	8,144	50.62
MA98	6/18/2012	Sell	1,252	51.16
MA98	6/19/2012	Sell	5,011	51.34
MA98	6/20/2012	Sell	2,506	51.31
MA98	6/26/2012	Sell	1,253	52.71
MA98	6/27/2012	Sell	12,384	52.83
MA98	6/28/2012	Sell	2,652	53.07
MA98	6/29/2012	Sell	2,506	53.87
MA98	7/2/2012	Sell	626	54.27
MA98	7/3/2012	Sell	626	54.63
MA98	7/5/2012	Sell	2,506	54.27
MA98	7/6/2012	Sell	1,164	54.16
MA98	7/10/2012	Buy	329	53.03

OCMF	5/15/2012	Sell	1,055	47.01
OCMF	5/17/2012	Buy	1,230	45.09
OCMF	5/18/2012	Buy	697	43.90
OCMF	6/5/2012	Sell	6,723	47.37
OCMF	6/5/2012	Sell	6,000	46.50
OCMF	6/6/2012	Sell	17,930	48.72
OCMF	6/7/2012	Sell	1,121	49.60
OCMF	6/8/2012	Sell	448	49.51
OCMF	6/11/2012	Sell	2,286	49.96
OCMF	6/12/2012	Sell	15,509	50.10
OCMF	6/13/2012	Sell	4,482	50.09
OCMF	6/14/2012	Sell	7,844	50.44
OCMF	6/15/2012	Sell	14,568	50.62
OCMF	6/18/2012	Sell	2,242	51.16
OCMF	6/19/2012	Sell	8,965	51.34
OCMF	6/20/2012	Sell	4,482	51.31
OCMF	6/26/2012	Sell	2,241	52.71
OCMF	6/27/2012	Sell	22,151	52.83
OCMF	6/28/2012	Sell	4,743	53.07
OCMF	6/29/2012	Sell	4,482	53.87
OCMF	7/2/2012	Sell	1,121	54.27
OCMF	7/3/2012	Sell	1,121	54.63
OCMF	7/5/2012	Sell	4,482	54.27
OCMF	7/6/2012	Sell	2,085	54.16

PEMF	5/15/2012	Sell	2,002	47.01
PEMF	5/17/2012	Buy	2,850	45.09
PEMF	5/18/2012	Buy	1,615	43.90
PEMF	6/5/2012	Sell	12,769	47.37
PEMF	6/6/2012	Sell	34,050	48.72
PEMF	6/7/2012	Sell	2,128	49.60
PEMF	6/8/2012	Sell	851	49.51
PEMF	6/11/2012	Sell	4,341	49.96
PEMF	6/12/2012	Sell	29,453	50.10
PEMF	6/13/2012	Sell	8,513	50.09
PEMF	6/14/2012	Sell	14,897	50.44
PEMF	6/15/2012	Sell	27,665	50.62
PEMF	6/18/2012	Sell	4,257	51.16
PEMF	6/19/2012	Sell	17,025	51.34
PEMF	6/20/2012	Sell	8,513	51.31
PEMF	6/26/2012	Sell	4,256	52.71
PEMF	6/27/2012	Sell	42,067	52.83
PEMF	6/28/2012	Sell	9,009	53.07
PEMF	6/29/2012	Sell	8,513	53.87
PEMF	7/2/2012	Sell	2,128	54.27
PEMF	7/3/2012	Sell	2,128	54.63
PEMF	7/5/2012	Sell	8,513	54.27
PEMF	7/6/2012	Sell	3,959	54.16
PEMF	7/10/2012	Buy	1,671	53.03

PWMF	5/15/2012	Sell	1,059	47.01
PWMF	5/17/2012	Buy	1,110	45.09
PWMF	5/18/2012	Buy	629	43.90
PWMF	6/5/2012	Sell	6,749	47.37
PWMF	6/6/2012	Sell	17,997	48.72
PWMF	6/7/2012	Sell	1,125	49.60
PWMF	6/8/2012	Sell	450	49.51
PWMF	6/11/2012	Sell	2,295	49.96
PWMF	6/12/2012	Sell	15,568	50.10
PWMF	6/13/2012	Sell	4,499	50.09
PWMF	6/14/2012	Sell	7,874	50.44
PWMF	6/15/2012	Sell	14,623	50.62
PWMF	6/18/2012	Sell	2,249	51.16
PWMF	6/19/2012	Sell	8,999	51.34
PWMF	6/20/2012	Sell	4,499	51.31
PWMF	6/26/2012	Sell	2,250	52.71
PWMF	6/27/2012	Sell	22,233	52.83
PWMF	6/28/2012	Sell	4,761	53.07
PWMF	6/29/2012	Sell	4,499	53.87
PWMF	7/2/2012	Sell	1,125	54.27
PWMF	7/3/2012	Sell	1,125	54.63
PWMF	7/5/2012	Sell	4,499	54.27
PWMF	7/6/2012	Sell	2,092	54.16